UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                ☒                      Form 40-F                                ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐ No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 9, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008 and October 28, 2008, respectively.

XTL Biopharmaceuticals Receives Hearing Date for Nasdaq Appeal

Valley Cottage, NY, February 9, 2009 – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) announced today that on February 3, 2009, it appealed the determination by the Nasdaq Listing Qualification Staff to delist the Company’s American Depository Shares from the Nasdaq Capital Market.  The Nasdaq Office of the General Counsel assigned a date of March 12, 2009, for an oral hearing before the Nasdaq Hearings Panel (the “Panel”). Nasdaq’s delisting action has been stayed, pending a final written determination by the Panel following the hearing.  As previously announced, the Company was deemed a “public shell” by the Staff on January 27, 2009.  At the hearing, the Company will be required to present its plan to remedy its “public shell” determination and for future compliance with all other applicable Nasdaq listing requirements.

Ron Bentsur has agreed to remain Chief Executive Officer in order to assist the Company through the appeal process and in its search for a potential merger partner or other strategic transaction.  Therefore, Mr. Bentsur does not plan to resign at the present time as was previously disclosed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 9, 2009	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer